August 7, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel and Mining

100 F Street, N.E.
Washington, DC 20549

Attn: Ruairi Regan

Re:	Oranco, Inc.
Request for Acceleration of Registration Statement on Form S-1, as amended Filed August 7, 2019
File No. 333-232548

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Oranco, Inc. hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:00 pm, Eastern Time, on August 9, 2019, or as soon thereafter as practicable.

Please note that we acknowledge the following:

● should the Securities and Exchange Commission (the “Commission”) or the staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

● the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

● the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Oranco, Inc.

By:	/s/ Peng Yang
Name:	Peng Yang
Title:	Chief Executive Officer